David W. Braswell Direct T 314.552.6631 F 314.612.2229 dbraswell@armstrongteasdale.com

October 7, 2013

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armstrong Energy, Inc.
Registration Statement on Form S-4
Filed September 16, 2013
Amendment No. 1 to Registration Statement on Form S-4
Filed September 23, 2013
File No. 333-191182

Dear Mr. Reynolds:

On behalf of Armstrong Energy, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of October 1, 2013 to Mr. Martin D. Wilson, President of the Company. Our responses are numbered to correspond with the numbered comments contained in the October 1, 2013 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

General

1.	We read your response to our prior comment 12 and note you have revised your disclosure in results of operations to present a discussion of net (loss) income. Please revise to include disclosure of the comparable GAAP measure with equal or greater prominence throughout the document where Adjusted EBITDA is presented (e.g. Prospectus Summary, Overview in MD&A).

October 7, 2013

Response:

In Amendment No. 2 to the Company’s registration statement on Form S-4, filed on the date hereof (“Amendment No. 2”), the Company has revised the disclosure throughout the prospectus such that any discussions of the non-GAAP financial measure Adjusted EBITDA include a corresponding discussion of net (loss) income, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles. Specifically, in Amendment No. 2, the Company has revised its disclosure on pages 1, 50 and 87 to include a presentation, with equal or greater prominence, of net (loss) income, in addition to the discussion of Adjusted EBITDA.

Inside Front Cover of Prospectus

2.	We note your response to comment 5 of our letter dated August 23, 2013 and we reissue the comment. Please revise to provide the information required by Item 2 of Part I of Form S-4. In this regard, we are unable to locate the information set forth in subsections (1) and (2).

Response:

The Company has revised its disclosure on the inside front cover of the prospectus to include the disclosure required by subsections (1) and (2) of Item 2 of Part I of Form S-4. Specifically, the Company has included the following paragraph on the inside front cover of the prospectus in Amendment No. 2:

This prospectus incorporates business and financial information about Armstrong Energy, Inc. that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. You may request business and financial information incorporated but not included in this prospectus by writing to us at Armstrong Energy, Inc., 7733 Forsyth Boulevard, Suite 1625, St. Louis, Missouri 63105, Attention: Senior Vice President, Finance and Administration and Chief Financial Officer, or telephoning us at (314)721-8202. To obtain timely delivery, holders of Outstanding Notes must request the information no later than five business days before , 2013, the date they must make their investment decision.

Risk Factors, page 17

3.	Please revise the risk factor subheading for the first risk factor on page 36 to clearly reflect the risk being discussed in the risk factor narrative, i.e., the risk associated with a default of the covenants under the revolving credit facility.

October 7, 2013

Response:

In Amendment No. 2, the Company revised the relevant risk factor subheading to read as follows (the revised disclosure is underlined): “Our Revolving Credit Facility contains restrictions that limit our flexibility in operating our business, and breach of those covenants may cause us to be in default under the Revolving Credit Facility. Such a default, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations, and on our ability to make payments on the Exchange Notes.” See page 36 of Amendment No. 2.

Executive Compensation, page 125

4.	We reissue comment 14 of our letter dated August 23, 2013. Please discuss in greater detail the performance criteria used to determine the bonuses awarded for the last fiscal year.

Response:

We acknowledge the Staff’s comment. Bonuses awarded to executive officers for 2012 were not pursuant to any plan, were discretionary and no specific performance objectives or targets were used in making bonus determinations. The Company revised its disclosure in Amendment No. 2, however, to include a description of the factors considered in the Company’s subjective evaluation of its executive officers. The revised disclosure in the section entitled “Executive Officer Compensation—Elements of Compensation” beginning on page 126 of Amendment No. 2 reads as follows (the revised disclosure is underlined):

Elements of Compensation

Historically, our executive officers have received annual salaries as their compensation for services. In addition, our board may grant discretionary cash bonuses and equity to our executive officers in order to align the compensation interests of our executive officers with our short-term and long-term interests. Decisions regarding compensation of our executive officers generally are made by the compensation committee, based upon the recommendations of our president. The base salary for each of our named executive officers is set forth in his employment agreement and is subject to adjustment annually as determined by the board of directors. See “—Employment Agreements.” Historically, we have not set any specific performance targets for Armstrong Energy or for individual executive officers. Determinations regarding salary adjustments are made based on a number of objective and subjective factors, including cost of living increases, our financial performance in a general sense, including our Adjusted EBITDA, and a qualitative analysis of each individual officer’s performance during the preceding year, taking into account such factors as leadership, commitment and execution of corporate initiatives and special projects assigned by the board of directors. We also consider whether there has been any material change in the officer’s title, duties and responsibilities in the preceding year. Finally, we may decide to make a market adjustment

October 7, 2013

in salaries, if we determine that salary levels for one or more of our named executive officers have fallen materially below levels that we consider appropriate in order to maintain a competitive compensation package and to discourage valued executives from leaving their positions with us to pursue other opportunities. In making market adjustments, we informally analyze publicly available data relating to historical compensation paid to certain executive officers at several public coal mining companies. The specific companies included in the analysis may change from year to year. For 2012, we included the following companies in our analysis: Alliance Resource Partners, L.P., Cloud Peak Energy Inc., Hallador Energy Company, James River Coal Company, Oxford Resource Partners, LP, Rhino Resource Partners LP and Westmoreland Coal Company. We do not utilize a compensation consultant.

Each year, the compensation committee determines the amount of any discretionary bonuses to be paid to our named executive officers, based upon the recommendations of our president. The bonuses are determined in a manner similar to the annual base salary adjustments described above, i.e. based on a number of objective and subjective factors, including the target bonus set forth in the respective officer’s employment agreement, if any (see “—Employment Agreements—Armstrong and Wilson Employment Agreements” and “—Employment Agreements—2011 Gist Employment Agreement”), our financial performance in a general sense, and a qualitative analysis of each individual officer’s performance during the preceding year, taking into account such factors as leadership, commitment, and execution of corporate initiatives and special projects assigned by the board. However, no specific pre-established performance objectives are set and, ultimately, the amount of annual bonuses is determined at the final discretion of the compensation committee. The discretionary bonuses are also considered together with the base salary adjustments in ensuring that our executive officers are provided a competitive level of cash compensation each year, but the discretionary bonus portion provides flexibility to adjust total annual cash compensation to align with current performance.

In making bonus recommendations to the compensation committee for 2012, Mr. Wilson, our president, informally conducted a subjective evaluation considering the target bonus set forth in the respective officer’s employment agreement, if any, internal equity among the named executive officers, current aggregate compensation levels, performance, long-term career goals, future leadership potential, succession planning, and other individual intangible contributions that enhance operating performance. Neither Mr. Wilson nor the compensation committee uses a formula to weight these factors, but instead uses these factors to provide context within which to assess the significance of comparative market data and to differentiate the level of compensation among our named executive officers.

…

October 7, 2013

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer, page 147

5.	We note your revised disclosure in response to comment 20 of our letter dated August 23, 2013 and we reissue the comment. We continue to note your disclosure on page 147 indicating that you will accept “promptly” after the expiration date all Outstanding Notes properly tendered and will issue Exchange Notes. Rule 14e-1(c) requires that you exchange the notes or return the Outstanding Notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

The Company notes the Staff’s comment and has revised its disclosure in Amendment No. 2 to provide, consistent with Rule 14e-1(c) under the Exchange Act, that the Company will exchange the outstanding notes or return the outstanding notes promptly after the expiration or termination of the exchange offer. Specifically, the disclosure on page 148 of Amendment No. 2 reads as follows (the revised disclosure is underlined):

Upon satisfaction or waiver of all the conditions to the exchange offer, promptly after the expiration date or termination of the exchange offer, we will either accept all Outstanding Notes properly tendered and issue Exchange Notes registered under the Securities Act in exchange for the tendered Outstanding Notes, or return any tendered Outstanding Notes not so exchanged. We will return any Outstanding Notes that we do not accept for exchange promptly after expiration or termination of the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered Outstanding Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any Outstanding Notes for exchange.

Description of Exchange Notes, page 138

6.	We note your revised disclosure in response to comment 21 of our letter dated August 23, 2013 and we reissue the comment. We note that you describe the guarantees as “fully and unconditionally guaranteed” in notes 15 on page F-22, 25 on page F-33 and 16 on page F-55. Please revise to add qualifying language.

Response:

The Company notes the Staff’s comment and in Amendment No. 2, the Company has revised its disclosure in notes 15 and 25 to the audited consolidated financial statements, and in note 16 to the unaudited consolidated financial statements to provide that the guarantees are fully and unconditionally guaranteed, subject to certain customary release provisions. See pages F-22, F-33 and F-55 of Amendment No. 2.

October 7, 2013

Exhibits

7.	We note your legality opinion, which states that the guarantees “will remain the valid and binding obligation of the Guarantors.” We further note that the Indenture is governed by New York law, pursuant to Section 115 of Exhibit 4.7. It is unclear why your opinion does not extend to the laws of New York. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and has filed revised legality opinions as Exhibit 5.1 and 5.2, respectively, to Amendment No. 2. The opinion filed as Exhibit 5.1 extends to the laws of New York, as well as those of the other relevant jurisdictions.

8.	Please file Exhibit 4.12 in its entirety.

Response:

Exhibit 4.12, as filed with the Commission on September 23, 2013, was filed in its entirety, including all exhibits, schedules and attachments thereto. Although Exhibit 4.12 references Schedule B, the original of such agreement, as executed, does not contain a Schedule B. Therefore, the Company has not re-filed Exhibit 4.12 with Amendment No. 2.

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In addition, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 7, 2013

Sincerely,

/s/ David W. Braswell
David W. Braswell

DWB/plw

cc:	Blaise Rhodes /U.S. Securities and Exchange Commission
Angela Halac /U.S. Securities and Exchange Commission
Erin Wilson/U.S. Securities and Exchange Commission
Pamela Howell/U.S. Securities and Exchange Commission
Martin D. Wilson/Armstrong Energy, Inc.